                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   5  )*
                                         -----

                              Big O Tires, Inc.
                     ----------------------------------
                              (Name of Issuer)

                        $0.10 Par Value Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                 089324107
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  7  Pages
                                        ---

CUSIP No. 089324107                   13G                 Page  2  of  7  Pages
          ---------                                            ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Big O Tires, Inc. Employee Stock Ownership Plan 94-1607158 Plan 002
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Colorado
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                   None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                   88,889.78 Shares
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                   None
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                   568,797 Shares
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     568,797 Shares
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     17.2%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
     EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 089324107                   13G                 Page  3  of  7  Pages
          ---------                                            ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Colorado State Bank, Trustee 94-1607158 Plan 002
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Colorado
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                   None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                   None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                   None
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                   568,797 Shares
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     568,797 Shares
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     17.2%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
     EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  4  of  7  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER
            Big O Tires, Inc.
- -------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            11755 East Peakview Avenue, Englewood, CO 80111
- -------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING
            Big O Tires, Inc. Employee Stock Ownership Plan
- -------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
            11755 East Peakview Avenue, Englewood, CO 80111
- -------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP
            Colorado
- -------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            $0.10 Par Value Common Stock
- -------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER
            089324107
- -------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) /X/ Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) /X/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                                                          Page  5  of  7  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
        568,797 Shares
    ---------------------------------------------------------------------------
    (b) Percent of Class:
        17.2%
    ---------------------------------------------------------------------------
    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              None
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              88,889.78 Shares
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              None
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              568,797 Shares
              -----------------------------------------------------------------

     The shares which are the subject of this Schedule 13G are owned by the Big O Tires, Inc. Employee Stock Ownership Plan and Trust ("Plan"). The Plan is administered by Administrators appointed by the Board of Directors of the Company. A trust has been established pursuant to the Plan whereby Colorado State Bank as Trustee, which is not affiliated with the Company and is not a participant in the Plan, holds contributions to the Plan in trust for the exclusive benefit of the Plan participants. In general, the Plan assets are invested at the direction of and are controlled by the Administrators. However, the Trustee also has the power to invest the Plan assets.

     On June 30, 1994 the Plan was restated. The restated Plan provides that the Administrators shall direct the Trustee concerning the exercise of any voting rights under the Company shares which are not passed through to participants or are not exercised by participants, including shares held in an unallocated suspense account. Prior to the June 30 restatement, the Plan provided that all unallocated shares of the Company's common stock held by the Plan were to be voted by the Trustee in the same proportion as the participants who voted on a matter voted their allocated shares of the Company's common stock on that matter.

     Effective September 12, 1994, Clyde Thomas Wernholm and effective December 6, 1994, John E. Siipola resigned as Administrators of the Plan and are no longer included in this Schedule 13G. Effective December 6, 1994, the Board of Directors of the Company appointed Thom R. Preslan as an Administrator.

     Effective December 23, 1994, the Board of Directors appointed Susan Hendee as another Administrator of the Plan.

     As of December 31, 1994, 479,897.22 shares of the total 568,797 shares of the Company's common stock owned by the Plan had been allocated to the accounts of participants in the Plan. The 88,899.78 unallocated shares represented 2.7% of the Company's outstanding common stock.

     Although the Trustee may be deemed to have beneficial ownership of the shares of the Company's common stock owned by the Plan because of its shared dispositive power over the shares, the Trustee has no financial or economic interest in the shares of the Company's common stock held by the Plan and will derive no benefits therefrom. Therefore, in accordance with Regulation 13d-4 of the Securities Exchange Act of 1934, the Trustee of the Plan declares that the filing of this Schedule 13G shall not be construed as an admission that the Trustee of the Plan is the beneficial owner of the shares of the Company's common stock covered by this Schedule 13G and it hereby specifically disclaims beneficial ownership over such shares.

                                                          Page  6  of  7  Pages
                                                               ---    ---

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
         N/A
- -------------------------------------------------------------------------------

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         N/A
- -------------------------------------------------------------------------------

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         N/A
- -------------------------------------------------------------------------------

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         N/A
- -------------------------------------------------------------------------------

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 14, 1995.


                              BIG O TIRES, INC. EMPLOYEE STOCK
                              OWNERSHIP PLAN AND TRUST

                              COLORADO STATE BANK, TRUSTEE

                         By:    /s/ SUSAN EARLY
                             ---------------------------------------------------
                              Susan Early, Assistant Vice President & Trust Officer (evidence of Trustee's authority to sign on behalf of the Plan was furnished with the original Schedule 13G)

                              TRUSTEE:

                              COLORADO STATE BANK

                         By:   /s/ SUSAN EARLY
                             ---------------------------------------------------
                              Susan Early, Assistant Vice President & Trust Officer

                              ADMINISTRATORS:



                              /s/ TOM R. PRESLAN
                             ---------------------------------------------------
                             Thom R. Preslan

                              /s/ SUSAN D. HENDEE
                             ---------------------------------------------------
                             Susan D. Hendee

                                                          Page  7  of  7  Pages
                                                               ---    ---

                                   AGREEMENT

The undersigned persons hereby agree that the Schedule 13G to which this Agreement is attached is being filed on behalf of each of them in accordance with Rule 13d-1(f)(1) adopted under the Securities Exchange Act of 1934.

     Dated:  February 14, 1995.


                              BIG O TIRES, INC. EMPLOYEE STOCK
                              OWNERSHIP PLAN

                              COLORADO STATE BANK, TRUSTEE

                         By:    /s/ SUSAN EARLY
                             ---------------------------------------------------
                              Susan Early, Assistant Vice President & Trust Officer


                              TRUSTEE:

                              COLORADO STATE BANK

                         By:   /s/ SUSAN EARLY
                             ---------------------------------------------------
                              Susan Early, Assistant Vice President & Trust Officer